Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	2004	2005	2006
	($ in thousands)
Net income	$3,108	$9,710	$11,895
Plus fixed charges:
Interest expense	1,404	2,888	3,109
Debt cost amortization	313	628	603
Portion of rents representative of the interest factor	441	496	1,020

Total fixed charges (1)	2,158	4,012	4,732
Adjusted earnings (2)	5,266	13,722	16,627
Ratio (2 divided by 1)	2.4	3.4	3.5

Fixed charges deficiency	$—	$—	$—